STRICTLY CONFIDENTIAL
[Wachtell, Lipton, Rosen & Katz Letterhead]
March 30, 2010
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic, Esq. Attorney-Advisor Michael F. Johnson, Esq. Staff Attorney

Re:	BPW Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed March 16, 2010 File No. 001-33979
Dear Mr. Orlic:
     On behalf of our client, BPW Acquisition Corp. (“BPW” ), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2010, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on March 16, 2010 (SEC File No. 001-33979) (the “Proxy Statement”), and our letter, dated March 25, 2010, in response to the comments of the Staff, dated March 24, 2009. In connection with this letter responding to the Staff’s comments, we are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy”).
     In this letter, each of the Staff’s comments is indicated in italics, followed by BPW’s responses thereto. Page number references in the responses below are to the Revised Proxy.
General
1.	We refer to prior comment 1. Please explain how you came to the conclusion that pro forma financial information is not required because the proposed Warrant Amendments are of not of “any consequence to BPW’s financial condition or results, whether as a standalone business or following the consummation of its contemplated initial combination with The Talbots, Inc.”
     In response to the Staff’s comment, we have included as Appendix C to the Revised Proxy “Unaudited Pro Forma Condensed Combined Financial Information” in substantially the same form as included in the Registration Statement on Form S-4 (Registration no. 333-165111) filed by The Talbots, Inc. (“Talbots”) with respect to the exchange offer it is currently conducting in respect of the BPW Warrants.
     We will supplementally provide the Staff with an analysis and file such analysis as correspondence regarding the absence of any impact of the Warrant Amendment, if and when effected, on the pro forma financial statements of the combined company if the Merger is completed.
2.	We have reviewed your Form 8-K filed on March 26, 2010, in which you state that certain BPW Warrant holders have already agreed to deliver consents to the Warrant Amendments. Please tell us how you were able to obtain these agreements consistent with Regulation 14A. In addition, please tell us, and disclose in your preliminary proxy statement, the names of the parties with whom you have executed these agreements and the number of warrants as to which each person has given its consent.
     In response to the Staff’s comment, we respectfully advise the Staff that the solicitations as referenced in BPW’s Form 8-K filed on March 26, 2010 were conducted in reliance upon and compliance with Rule 14a-12 under the Regulation 14A of the Securities Exchange Act of 1934, as amended.
     First, the written communication included the information and legends required by Rule 14a-12(a)(1) and was filed with the Commission on the date the material was first published, sent or given to security holders.
     Second, BPW neither furnished to nor requested from BPW warrantholders a “form of proxy, consent or authorization” with respect to the Warrant Amendment prior to the filing and disseminating of a definitive proxy statement with respect to such solicitation. The letters executed by certain BPW warrantholders did not constitute a “form of proxy, consent or authorization” for the following reasons:
•	in accordance with their express terms, the letters only take effect upon the filing and dissemination of a definitive proxy statement; thus such letters constituted at most a non-binding statement of intent on the part of the BPW warrantholders (the relevant language in the letter includes the following “For the avoidance of doubt, this letter agreement shall not become effective until the filing and dissemination by BPW of the Definitive Proxy”);

•	the letters neither requested nor purported to confer authorization to take actions on behalf of the warrantholder, but instead contemplated that the warrantholder would separately receive a form of consent only upon delivery of a definitive proxy statement (the relevant language in the letter includes the warrantholder stating that it would take action “promptly upon receipt of a definitive proxy statement and related letter of consent”).
     To further address this comment, and consistent with the view that none of these letters constituted a form of proxy, consent or authorization, we have added the following disclosure on page 3 of the Revised Proxy: “These agreements were, at the time of filing, and are, non-binding statements of intent by such holders, are unenforceable by BPW and do not constitute a proxy, consent or authorization by such holder and each such holder shall be required to deliver a separate Letter of Consent in the form accompanying this document in order to consent to the Warrant Amendment.”

     Further, in response to the Staff’s comment we have added disclosure on pages 11-13 and Appendix D to the Revised Proxy to include disclosure regarding the identities of the parties that delivered the letters and the total number of BPW Warrants held by all such parties as of the record date for the consent solicitation, taken together (based on their representations). A number of such parties, in delivering the letters, advised BPW that the disclosure of their respective positions in the BPW Warrants constituted sensitive proprietary information and directed that BPW not disclose their individualized positions. As a result, we have not included in the Revised Proxy the individual positions of such warrantholders (other than with respect to those holding in excess of 5% of the outstanding BPW Warrants, in which case their holdings are set forth in the table included in response to Comment #6 below).
The Warrant Amendment
Description of the Warrant Amendment, page 5
3.	We note your response to prior comment 2. Without expressing any view on the analysis you provided in that response, we refer to your statement in the response to prior comment 4 that Talbots will not be a successor to BPW. We also note that you are soliciting consents for the Warrant Amendments (which will represent the right to acquire Talbots Common Stock) and simultaneously engaging in a registered exchange offer with respect to BPW Warrants. Accordingly, please tell us what exemption from Securities Act registration you are relying on with respect to the offer and sale of the warrants to acquire Talbots Common Stock to holders of unexchanged BPW Warrants arising as a result of the consent solicitation. Also, please tell us your intentions regarding registration of the issuance of Talbots Common Stock upon the exercise of the warrants to acquire Talbots Common Stock.
     We respectfully advise the Staff that, in assessing the registration requirements under the Securities Act of 1933, as amended (or exemptions therefrom), in the case of the exchanged and unexchanged BPW Warrants, we considered the following:
     Exchanged BPW Warrants. As the Staff notes in the above Comment #3, Talbots is currently conducting a registered exchange offer with respect to the BPW Warrants. BPW is aware that the Registration Statement on Form S-4 (Registration no. 333-165111) filed by Talbots with respect to the registered warrant exchange offer registers each of the following: (i) all shares of Talbots common stock to be issued directly in exchange for BPW Warrants in the registered exchange offer, (ii) all Talbots warrants to be issued in exchange for BPW Warrants in the registered exchange offer (the “Talbots Warrants”) and (iii) all shares of Talbots common stock issuable in the future upon exercise of the Talbots Warrants.

     Unexchanged BPW Warrants. In the case of the unexchanged BPW Warrants themselves, such unexchanged BPW Warrants will remain outstanding following the completion of the registered exchange offer (setting aside for the moment the exchange of such BPW Warrants into shares of Talbots common stock upon exercise following the consummation of the merger pursuant to the terms set forth in the existing warrant agreement governing the BPW Warrants (the “Existing Warrant Agreement”)), no new security is being issued in exchange therefor. For the reasons described in our response to Comment #2 in our letter, dated March 25, 2010, in response to the comments of the Staff, dated March 24, 2009, BPW believes that the consent solicitation does not constitute the issuance of a new security. Moreover, even if we were to assume, arguendo, that the consent solicitation constitutes an issuance of new securities, BPW believes the consent solicitation is nevertheless exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, by virtue of Section 3(a)(9) of the Securities Act of 1933, as amended. Section 3(a)(9) provides an exemption from registration for “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The consent solicitation satisfies this requirement because the services to be provided by the information and tabulation agent will be limited to those activities which the interpretative guidance of the Commission has indicated are permissible. While there is no definitive list of permitted and prohibited solicitation activities, there are a number of Commission interpretations and no-action letters that provide guidance. Generally, an issuer’s directors, officers and other employees may undertake soliciting activities so long as they are not specially compensated for such activities. See Chris-Craft, Industries, Inc., SEC No-Action Letter (Oct. 9, 1972). BPW’s directors, officers and other employees are not being specifically compensated for any soliciting activities, any such soliciting activities are merely incidental to their regular duties. Permissible activities by third parties include, among others, services that are administrative, ministerial, or mechanical in nature in furtherance of the transaction. See SEC Division of Corporation Finance, Compliance and Disclosure Interpretations: Securities Act Sections (#Question 125.03) (Nov. 26, 2008). Interpretive guidance indicates that an issuer may hire proxy solicitation firms as information agents to perform mechanical functions, such as mailing or otherwise assisting in the distribution of materials, obtaining a list of the issuer’s security holders, confirming security holder contact details, contacting nominees holding target securities and ascertaining the number of the materials needed by each brokerage house for transmittal to beneficial holders, delivering sufficient quantities of the materials to brokerage houses, trust officers, other banks, and other nominees for distribution to beneficial holders of the target securities; mailing duplicate copies of materials to security holders who appear to have lost or mislaid those originally sent to them; and responding to the questions of security holders that do not concern the mechanical aspects of the transaction by directing the security holders to the relevant portions of the materials. See Mortgage Investors of Washington, SEC No-Action Letter (Sept. 8, 1980); Barnett Winston Investment Trust, SEC No-Action Letter (June 27, 1978); and Dominion Mortgage & Realty Trust, SEC No-Action Letter (Nov. 3, 1975).  As disclosed in the Proxy Statement and the Revised Proxy on pages 3-4, BPW has retained an information and tabulation agent, the scope of whose engagement is limited to performing purely mechanical functions, such as those set forth above, and therefore falls within the guidelines and parameters established by the Commission. Section 3(a)(9) does not specify the types of fees that third parties can receive in a transaction such as the consent solicitation. However, the Staff has indicated through various no-action letters that third parties may receive a fixed fee for its services, not contingent upon the success of the transaction, plus reasonable expenses. See SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, International Controls Corp. (Aug. 6, 1990); and SEC No-Action Letter, Seaman Furniture Company, Inc. (Sept. 29, 1989). BPW will pay the information and tabulation agent reasonable and customary compensation, which is fixed, plus reasonable out-of-pocket expenses.
          Moreover, we respectfully submit that in order to constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended, any contract of sale or disposition must be “for value”. The unexchanged BPW Warrants will remain outstanding following the completion of the registered exchange offer and the consent solicitation, and there will be no disposition, “for value” or otherwise, with respect to such unexchanged BPW Warrants. Furthermore, holders of the unexchanged BPW Warrants are not paying, nor will they be paid, any consideration in connection with the consent solicitation or the registered exchange offer. Accordingly, in our opinion, there is no “sale” within the meaning of Section 2(a)(3) and therefore no registration requirement under the Securities Act of 1933, as amended, in connection with the consent solicitation. The Staff previously has reached this conclusion in comparable situations. See The Bank of Tokyo-Mitsubishi, Ltd., SEC No-Action Letter (March 28, 2001); FHC-Compcare, Inc., SEC No-Action Letter (October 12, 1989); Daisy Systems Corp., SEC No-Action Letter (April 10, 1989); and American General Corp., SEC No-Action Letter (September 19, 1980).
     Further, in the case of the exchange for Talbots common stock that will occur upon exercise of the unexchanged BPW Warrants and the exercise privilege giving rise to such exchange, we respectfully advise the Staff that, the Registration Statement on Form S-4 (Registration no. 333-163955) filed by Talbots with respect to the issuance of shares of Talbots common stock in the BPW merger included therein the registration of Talbots common stock to be issued upon exercise of unexchanged BPW Warrants. Even if such registration had not been done, we would advise the Staff that we would rely upon the exemption from registration under Section 3(a)(9) and the Staff interpretations thereunder. As noted above, BPW will become a wholly-owned subsidiary of Talbots upon the completion of the merger (which is a precondition to the effectiveness of the Warrant Amendment), and Talbots has informed us that, promptly following the completion of the merger, Talbots will expressly assume (either by operation of law in a short-form merger or by an express instrument of assumption) all of BPW’s obligations under the Existing Warrant Agreement, as amended by the Warrant Amendment. In similar circumstances, the Staff has found that, following a reverse triangular merger in which the target company survives as a wholly-owned subsidiary, Section 3(a)(9) will apply to exempt the issuance of the acquirer’s common stock upon operation of the exercise or conversion feature embedded in a derivative security when the acquirer has assumed the subsidiary’s obligation under the security. See Newell Co., SEC No-Action Letter (July 22, 1987); McKesson Corporation, SEC No-Action Letter (September 12, 1985); American General Corporation, SEC No-Action Letter (September 19, 1980); and Pacwest Bancorp, SEC No-Action Letter (October 12, 1979). We believe this authority is directly on point and, by virtue of Talbots’ assumption described above, apply in the present case.
     Finally, notwithstanding all of the above analyses, we respectfully submit that the BPW warrantholders have received a registration statement with respect to the registered exchange offer and, once it has become definitive, will receive a definitive proxy statement with respect to the consent solicitation. If an investment decision is to be made with respect to the unexchanged BPW Warrants, we believe the BPW warrantholders have received all disclosure material to inform such decision, in each case with applicable anti-fraud protections.

4.	We refer to prior comment 3 and note that you will revise the relevant disclosure. In your response letter and, if not in your revised preliminary proxy statement, please provide us with the discussion you intend to provide regarding the reason for the proposed modifications.
     In response to the Staff’s comment, we have revised the disclosure on pages 1, 7 and 8 of the Revised Proxy to clarify that the purpose of the Warrant Amendment is to (1) encourage participation in the registered exchange offer and reduce the probability of holdouts not participating in the registered exchange offer jeopardizing the completion of the registered exchange offer and the merger, (2) in the case of the proposed amendments relating to anti-dilution adjustments, clarify the Existing Warrant Agreement by eliminating certain provisions that, by their current terms, would not apply to the unexchanged BPW Warrants immediately following the merger, and (3) in the case of deferring the exercise period, eliminate the risk of immediate exercise of unexchanged BPW Warrants which could reduce the combined company’s ability for the foreseeable future to issue common stock in a public or private offering or otherwise raise capital in the event it deems it necessary.
5.	We note your response to prior comment 4, setting forth your interpretation of Section 18 of the Warrant Agreement. Please disclose this interpretation in your preliminary proxy statement. In addition, please disclose all material facts concerning the ongoing litigation with respect to this interpretation.
     In response to the Staff’s comment, we have revised the disclosure on pages 6 and 8 of the Revised Proxy to (i) set forth BPW’s interpretation of Section 18 of the Existing Warrant Agreement and (ii) disclose all material facts concerning the ongoing litigation with respect to this interpretation.
Security Ownership of Certain Beneficial Owners and Management, page 8
6.	We note your response to prior comment 5, regarding the applicability to your filing of Item 6(d) of Schedule 14A, which requires disclosure of information regarding the beneficial owners of more than 5% of the outstanding BPW Warrants, presented in a manner consistent with Rule 403. You have cited Rule 12b-2 in support of your position that this disclosure is not required. Rule 12b-2 applies by its terms specifically to rules contained in Regulations 12B, 13A and 15D, or in the forms for statements and reports filed pursuant to Sections 12, 13 and 15(d). Please provide additional support for your position that this disclosure is not required, particularly in light of the fact that you are seeking the vote of the BPW Warrant holders.

     In response to the Staff’s comment, we have revised the table beginning on pages 11-13 of the Revised Proxy to include information regarding beneficial owners of more than 5% of the outstanding BPW Warrants (to the extent known by BPW).
*      *      *      *
     In providing the above responses, and in response to the Staff’s request, we have been authorized to, and do hereby acknowledge on behalf of BPW that:
•	BPW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BPW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or Edward J. Lee at (212) 403-1155.
     We thank the Staff in advance for its assistance.
Sincerely,
/s/ Matthew M. Guest
Matthew M. Guest
Enclosures

cc:	Gary S. Barancik, BPW Acquisition Corp. Bruce Mendelsohn, Esq., Akin Gump Strauss Hauer & Feld LLP Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP